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June 7, 2016	Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

Via Email

Edward P. Bartz, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	ALAIA Market Linked Trust, Series 2-[1] (File Nos. 333-206806 and 811-23095)

Dear Mr. Bartz:

Your letter of April 27, 2016 indicates that the staff of the Securities and Exchange Commission (the “Commission” or the “SEC”) has a number of legal and policy concerns regarding the proposed use of certain derivatives by the above-referenced ALAIA Market Linked Trust unit investment trust (UIT) (the “Series”). At your request, set forth below is our analysis of why the use of individually negotiated, over-the-counter, European-style options (“OTC Options”) on the S&P 500 Index by the Series, and substantially-similar future series, is appropriate in the context of the regulatory and structural features of a UIT.1

UITs and Derivatives

Your letter states that the use of derivatives may pose a number of risks for an investment company, including increased investment risk through leverage and concentrated counterparty exposure. You suggest that derivatives may not be an appropriate portfolio holding for a UIT created under Section 4(2) of the Investment Company Act of 1940, as amended (the “1940 Act”),2 since UITs differ from management investment companies in that they have essentially no management, a fixed portfolio and a simple capital structure. You acknowledged, however, that the concerns you raise may apply more or less depending on the particular type of derivatives used.
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1 We previously responded to your comments regarding the potential use of listed FLEX Options in a letter filed on May 12, 2016.
2 Section 4(2) of the 1940 Act states “[u]nit investment trust’ means an investment company which (A) is organized under a trust indenture, contract of custodianship or agency, or similar instrument, (B) does not have a board of directors, and (C) issues only redeemable securities, each of which represents an undivided interest in a unit of specified securities; but does not include a voting trust.” The Series has been organized and seeks to operate in a manner consistent with Section 4(2).

Edward P. Bartz, Senior Counsel
June 7, 2016
Page Two

As set out in more detail below, it is our view that the OTC Options that the Series will purchase do not raise the type of concerns you identify as inherent in many derivatives transactions. Accordingly, we believe the Series will comply with the structural and regulatory requirements imposed by Section 4(2) of the 1940 Act.

1.          Fixed Portfolio

The Series intends to use a fixed portfolio consisting of a combination of OTC Options, U.S. Treasury securities and cash or cash equivalents. We believe that such a fixed portfolio, including the use of OTC Options, is consistent with the provisions of Section 4(2) because the Series’ portfolio will be fixed at inception and structured to achieve its stated investment strategy with little to no management or modification once the initial deposit is made.

In this regard, and as described in more detail in Section 2 below, we note that:

(a)          the OTC Options will be entered into with counterparties each of which will (i) have a long-term unsecured credit rating of BBB+ or better by Standard and Poor’s (or an equivalent rating from another nationally recognized statistical rating organization (“NRSRO”)) and (ii) be regulated under the Commodity Exchange Act and regulations thereunder as a swap dealer registered with the Commodity Futures Trading Commission (“CFTC”);

(b)          to secure any amounts due under the OTC Options, each counterparty will establish a segregated collateral account where, pursuant to a zero-threshold credit support annex (“CSA”), it will, based on the then-current mark-to-market values of the related OTC Options, collateralize its obligations under the OTC Options by transferring U.S. Treasury securities or cash to secure its performance under the OTC Options; and

(c)          the underlying credit risk in the OTC Options will be clearly and prominently disclosed in the Series’ prospectus and related documentation.

Accordingly, the OTC Options pose little credit risk to the Series or its investors, and what little credit risk they pose will be fully disclosed. Further, due to the safeguards mentioned above including the counterparty credit requirements and collateralization arrangements, we believe any counterparty credit risk and need for monitoring will be less than that of existing UITs that hold corporate fixed income securities.

Edward P. Bartz, Senior Counsel
June 7, 2016
Page Three

Further, the OTC Options are not complex. They will be simple “European style” options on the S&P 500 Index that will have unambiguous and easily understood strike prices and payoff amounts. Each OTC Option will (i) be entered into by the Series prior to or at the time a deposit is made and (ii) expire on a date certain with no payments (other than upfront premium amounts) due prior to expiration. The Series intends to hold OTC Options with expiration dates that will coincide with the Series’ maturity date. The U.S. Treasury securities contained in its portfolio will mature on or prior to the OTC Options expiration dates.

The OTC Options entail little risk to either the Series or its counterparties. If a counterparty is required to make a payment to the Series upon the expiration of an OTC Option, then that payment will be secured by collateral that the counterparty will have provided under the related CSA. If the Series is required to make a payment to a counterparty upon the expiration of an OTC Option, then that payment will be secured by collateral in a segregated account that the Trust will have provided under a CSA and, in each and every case, that payment will be in an amount less than the principal amount of the Series’ portfolio of cash and U.S. Treasury securities maturing on or prior to the date when any such payment is due.

2.          No Incremental Management

Based on the elements described below, a Series utilizing OTC Options as described herein requires no more management than a UIT that invests in a fixed portfolio of corporate fixed‑income securities.

2.1          Counterparty Exposure

With respect to concentrated counterparty exposure, we note that the Series will in no case have exposure to an individual counterparty that exceeds 25 percent of the value of its assets on the date of the initial deposit. Each counterparty will be regulated as a CFTC-registered swap dealer and will have a long-term unsecured credit rating of BBB+ or better by Standard and Poor’s (or the equivalent rating from another NRSRO) when the OTC Options are entered into. The counterparties will be selected by the Series’ Portfolio Consultant not only for their capacity to competitively price the OTC Options but also for their creditworthiness.

Any counterparty credit risk inherent in the Series’ fixed portfolio of OTC Options will relate only to any amounts due at the Series’ maturity resulting from potential “upside gains.” The Series’ fixed portfolio will contain U.S. Treasury securities and cash that represent a majority of its assets. The OTC Options will be collateralized by means of a CSA with each party. Each CSA will have a “Threshold” of zero, meaning that, to the extent that the mark-to-market value of the transactions with a counterparty is in favor of the Series, such counterparty must provide collateral to secure its obligations to the Series. Collateral will be posted into a segregated account and the collateral posting process will be managed in line with well-established collateral posting processes broadly used in the market. This, mechanically, is similar to cash and securities movements handled by the trustee or custodian of a traditional UIT. We further note that the documentation for the OTC Options, including an ISDA Master Agreement and a CSA forming part of that agreement, is market-standard documentation.

Edward P. Bartz, Senior Counsel
June 7, 2016
Page Four

Because of the above factors, we believe any counterparty credit risk will be less than that experienced by existing UITs that hold corporate fixed-income securities.

2.2          On-Going and Future Obligations

Each Series’ portfolio will be fixed at inception and there will be no obligation or ability to modify the portfolio. Accordingly, the portfolio will not require ongoing management. In particular:

(a)          all OTC Options deposited in the Series will be simple “European style” options that will have unambiguous and easily understood strike prices and payoff amounts and will expire with no payment obligation (other than upfront premium amounts) prior to maturity. They will all be entered into prior to or at the date of deposit;

(b)          OTC Options deposited in the Series will have expiration dates coinciding with the Series’ maturity date; and

(c)          as discussed above, to the extent that the OTC Options at expiration require a payment by the Series, that payment will always be in an amount less than the value of the Series’ portfolio of cash and U.S. Treasury securities, which will mature on or before the date on which the OTC Options and the Series are scheduled to mature (i.e., any future payment obligation by the Series is fully “covered”).

2.3          Complexity

Your letter also suggested that derivatives, in general, may include “investment, legal, and operational risks introduced by the complexity of designing the investment strategy, negotiating the derivative instrument, administering the derivative instrument, managing the rights and obligations arising under the derivative instrument, or managing any default, dispute or bankruptcy claim arising out of a bilateral contract.” Although such risks may occur in certain derivative contracts, for the reasons outlined above, we do not believe that the OTC Options present these risks.

Edward P. Bartz, Senior Counsel
June 7, 2016
Page Five

Moreover, the nature of the OTC Options proposed to be used is not “complex” as that term is used in a recent rulemaking proposal related to the use of derivatives by management investment companies (“Proposed Rule 18f-4”).3 In that proposal, a complex derivative transaction is defined as any derivatives transaction for which the amount payable by either party upon settlement date, maturity or exercise: (1) is dependent on the value of the underlying reference asset at multiple points in time during the term of the transaction; or (2) is a non-linear function of the value of the underlying reference asset, other than due to optionality arising from a single strike price. The nature of the OTC Options does not fit within this definition. We believe that the market would benefit from the clarity and certainty that would result if the Staff and the Commission were to adhere to a consistent definition of the term “complex” in this context.

2.4          Risk Arising from Leverage

We acknowledge that OTC Options may lead to a future payment obligation and leverage risk as understood by the Staff.4 As previously noted, however, to the extent the OTC Options generate a future payment obligation for the Series, that obligation will always be less than the value of the portfolio of cash and U.S. Treasury securities held by the Series and maturing on or before the date that the OTC Options and the Series mature (i.e., any future payment by the Series is fully “covered”).

2.5          Board Oversight

In light of the structure of OTC Options including, in particular, the intended structural safeguards surrounding counterparty credit risk, their European and non-complex nature, with no payments (other than upfront premiums) occurring prior to expiration (which coincides with the Series maturity date), and the fact that negotiation of the option terms will occur only at the date the options are entered into (i.e., at or before the deposit date), there is no need for ongoing oversight of the Series’ portfolio by a board of directors. There is also no need to oversee an adviser because the Series will not require any day-to-day management beyond that which would be required for a portfolio of corporate fixed-income securities in other UITs.

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3 Use of Derivatives by Registered Investment Companies and Business Development Companies, Rel. No. IC-31933 (Dec. 11, 2015).
4 “Leverage exists when an investor achieves the right to a return on a capital base that exceeds the investment which he has personally contributed to the entity or the instrument achieving a return.” Securities Trading Practices of Registered Investment Companies, Rel. No. IC-10666 (Apr. 18, 1979) at n.5 (“Release 1066”).

Edward P. Bartz, Senior Counsel
June 7, 2016
Page Six

2.6          Determinations Throughout the Life of an OTCOption

You have stated that sponsors may seek to design derivatives that minimize discretion, automate operations or shift decision making to the counterparty, and that this attempt to “fit” derivatives to the UIT form may force important principles into conflict, trading the core structural limitations of Section 4(2) against other shareholder protections. For example, you have suggested that seeking to shift determinations and calculations in relation to a derivative to a counterparty, or attempting to avoid the need to negotiate a substitute derivative during the life of a UIT, may give a derivative counterparty some control over the termination of the UIT, or diminish the UIT’s ability to, for instance, raise and pursue disputes with a counterparty.

We believe that the nature of the OTC Options would not present these concerns because:

(a)          If there is any material adjustment to the index, as a contractual matter, the OTC Options would be subject to adjustment in accordance with the formula for and method of calculating the S&P 500 Index last in effect prior to the relevant change in such index, but using only those securities that comprised the index immediately prior to the relevant adjustment of such index. The S&P 500 Index is one of the world’s best known and most broadly used indexes. With such a broadly used index, there would be a great deal of guidance on how the corresponding adjustment to the OTC Options should occur. As a practical matter, such guidance – including the treatment of corresponding exchange-traded options on S&P 500 Index – would leave very little room for the exercise of discretion.

(b)          Nor would there be any need to substitute counterparties. Counterparty risk is part of the investment strategy of the UIT which is clearly and prominently highlighted in the prospectus, and there are intended structural safeguards (as mentioned above) to mitigate the impact of credit deterioration. As is the case in UITs that utilize corporate fixed-income securities, the sponsor or trustee would retain the right to liquidate deteriorating credits solely under circumstances outlined in the relevant trust documents.

3.          Capital Structure

3.1          Section 18 Limitations

Although Section 18 does not apply to UITs, we believe it is instructive to consider whether OTC Options present the types of investor protection concerns that Section 18 is designed to address.

Edward P. Bartz, Senior Counsel
June 7, 2016
Page Seven

Section 18 of the 1940 Act imposes limitations on the capital structure of investment companies and restricts their ability to issue “senior securities.” Section 18(g) defines “senior security” to mean, among other things, “any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness.” The Commission has taken the position that certain trading practices and derivatives transactions may “impose on a fund a conditional or unconditional contractual obligation to pay or deliver assets in the future to a counterparty and thus involve the issuance of a senior security for purposes of section 18.”5 Moreover, the Commission has stated that Section 18 is designed to address certain of the “fundamental statutory policy and purposes underlying” the 1940 Act, including the need to mitigate and “so far as is feasible” eliminate, among other things, “excessive borrowing and the issuance of excessive amounts of senior securities” by investment companies that “operate without adequate assets or reserves.”6

We submit that the investor protection concerns outlined in Section 1(b) of the 1940 Act and addressed in Section 18 thereof are not present in the Series’ proposed use of OTC Options. In particular, the Series will always have access to the cash value of cash and maturing U.S. Treasury securities at or prior to the payment of any additional future obligations if they were to arise, thus fully covering such exposure. Consequently, there will be no “excessive borrowing and the issuance of excessive amounts of senior securities” by the Series nor will it “operate without adequate assets or reserves” at any time.

4.          Investor Protection Concerns

You note that the 1940 Act includes a “range of safeguards” to protect investors when a management investment company engages in derivatives transactions. These include the (i) leverage limitations of Section 18 (addressed in Section 2.4 and 3 above), (ii) a board of directors to oversee, among other things, valuation of a fund’s portfolio (addressed in Section 2.5 above) and (iii) the performance of an adviser charged with a fiduciary duty to act in the best interests of the fund.

4.1          Adviser as Fiduciary

ALAIA Capital LLC, the Series’ Evaluator and Portfolio Consultant (“AC”), is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). As such, it is subject to the anti-fraud provisions contained in Section 206 of the Advisers Act, which have been interpreted by the U.S. Supreme Court to impose a fiduciary duty on investment advisers by operation of law.7 Among other things, Section 206 makes it unlawful for “any investment adviser, . . . directly or indirectly . . . (2) to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client . . . or (4) to engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative.”8 It is our view that AC is subject to fiduciary obligations under Section 206 of the Advisers Act with respect to its activities as Evaluator and Portfolio Consultant to the Series.

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5 Use of Derivatives by Registered Investment Companies and Business Development Companies, Rel. No. IC-31933 (Dec. 11, 2015), at n.62 and related text.
6 Id.
7 SEC v. Capital Gains Research Bureau, Inc., 375 U.S. 18 (1963).
8 54 U.S.C. 847 §80b-6.

Edward P. Bartz, Senior Counsel
June 7, 2016
Page Eight

5.          Disclosure Concerns

5.1          FINRA Guidance

Beech Hill Securities, Inc. (“BHSI”), the depositor, sponsor and principal underwriter of the Series, is a broker-dealer registered with the SEC and a member in good standing of the Financial Industry Regulatory Authority, Inc. (FINRA). Because it is anticipated that the Series will share some characteristics with structured notes, BHSI intends to follow FINRA’s guidance relating to the sale of structured products and to tailor the disclosures to the Commission’s guidance relating to structured products (in addition to complying with Rule 206(4)-8 under the Advisers Act, as discussed below) and market practice for disclosures relating to the features and risks of structured products.

In Regulatory Notice 12-03, FINRA provided guidance to member firms about the supervision of sales of complex products, such as structured notes with intricate or derivative-like features, to retail investors. BHSI believes that the same concerns would apply to recommendations of an investment strategy involving the Series. BHSI will therefore implement procedures to ensure that the supervisory procedures summarized below are adopted by distributors recommending the Series to retail investors. Among other things, Notice 12-03 recommended heightened supervisory and compliance procedures for member firms recommending such complex products to retail investors. FINRA’s recommendations include (i) the firm or its registered representatives should perform reasonable diligence to understand the nature of the transaction or recommended investment strategy; (ii) the firm should adopt formal written procedures to ensure that its registered representatives do not recommend a complex product to a retail investor before it has been thoroughly vetted; (iii) the firm should implement post-approval review to periodically determine whether complex products’ performance and risk profile remain consistent with the manner in which the firm sold them; (iv) the firm should implement training of registered representatives to ensure that they understand the features and risks associated with complex products; and (v) registered representatives should consider the customer’s financial sophistication.

The draft prospectus for the Series includes comprehensive disclosure about the various features of the UIT, including leverage, the capped return, the buffer level and the maximum loss per unit, and how those features affect the potential payoff to investors. The prospectus includes risk factors disclosing potential loss, a capped upside, that investors should hold the UIT from inception to the mandatory dissolution date, fluctuations over time in the value of the UIT, unpredictable volatility in the underlying reference asset affecting the value of the UIT, tax implications and numerous disclosures about risks relating to the Listed Options and the effect on the value of the UIT. These risk factors are modeled on the types of risk factors for SEC-registered structured products with similar features.

Edward P. Bartz, Senior Counsel
June 7, 2016
Page Nine

5.2          SEC

In April 2012, the SEC’s Division of Corporation Finance’s Office of Capital Markets Trends sent a “sweep letter” to many issuers of structured products. Although many of the concerns raised by the sweep letter relating to structured products’ disclosures will not apply to the Series, BHSI intends to address the applicable concerns in future offering materials. If BHSI presents hypothetical historical performance information, it will do so in a fair and balanced manner.9

AC notes that the Commission has adopted rules that, among other things, clarify that it “shall constitute a fraudulent, deceptive, or manipulative act, practice, or course of business within the meaning of [Section 206(4) of the Advisers Act] for any investment adviser to a pooled investment vehicle to: (1) make any untrue statement of a material fact or to omit to state a material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading, to any investor or prospective investor in the pooled investment vehicle.”10 A UIT meets the definition of a “pooled investment vehicle” for purposes of Rule 206(4)-8. Accordingly, as the Evaluator and Portfolio Consultant to the Series, AC is under a fiduciary obligation to ensure that the offering documents for the Series are full, fair and not misleading.

Rule 487

You have noted that due to the concerns raised, you believe it is not appropriate for a UIT using derivatives to rely on Rule 487. Given the above analysis and explanation, we request that the staff reconsider its position regarding the ability of the Series’ to rely on Rule 487.

* * *

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9 See questions 11 and 12 of the sweep letter. AC also acknowledges that any such performance information should be calculated and presented in a manner consistent with the provisions of the Advisers Act and its related regulations and no-action positions taken by the staff.
10 17 C.F.R. § 275.206(4)-8 (2007).

Edward P. Bartz, Senior Counsel
June 7, 2016
Page Ten

We appreciate the opportunity to respond to your comments. If you have any further questions or concerns, please contact me at 212.468.8179 or apinedo@mofo.com.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo

cc:	Oscar Loynaz, ALAIA Capital, LLC
Paul Koo, ALAIA Capital, LLC
Vincent Ianuzzi, Beech Hill Securities, Inc.
Kelley Howes, Morrison & Foerster LLP
Bradley Berman, Morrison & Foerster LLP
James Schwartz, Morrison & Foerster LLP